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Alan Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com

CONFIDENTIAL

May 14, 2020

Re:	Acutus Medical, Inc.

Confidential Submission of the Draft Registration Statement on Form S-1

Submitted May 14, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Acutus Medical, Inc. (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s common stock via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company,” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Act”).

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

The Company has included in this submission its audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018. The Company has omitted the unaudited financial information for the three-months ended March 31, 2020, which the Company reasonably believes will not be required at the time when the registration statement on Form S-1 is publicly filed, in accordance with the Commission’s Compliance and Disclosure Interpretations relate to the Fixing America’s Surface Transportation (FAST) Act dated August 17, 2017. Before or when the registration statement on Form S-1 is publicly filed, the Company currently expects to include in such registration statement the Company’s consolidated financial statements as of June 30, 2020 and 2019 and for the six months-ended June 30, 2020 and 2019.

Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Alan Denenberg

Alan Denenberg

cc:	Vince Burgess, Chief Executive Officer, Acutus Medical, Inc.

Tom Sohn, Senior Vice President, General Counsel & Secretary, Acutus Medical, Inc.

Charles S. Kim, Partner, Cooley LLP

Kristin E. VanderPas, Partner, Cooley LLP

David Peinsipp, Partner, Cooley LLP

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